Mail Stop 3561

							August 9, 2006

Brad Ketch
President and Chief Executive Officer
Rim Semiconductor Company
305 NE 102nd Avenue, Suite 105
Portland, Oregon 97220

      Re: 	Rim Semiconductor Company
		Amendment No. 2 to Registration Statement on Form SB-2
      Filed on August 2, 2006
		File No. 333-133508

Dear Mr. Ketch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We reissue comment 5 of our letter dated July 27, 2006 as it appears that all of the shares issuable with respect to the liquidated damages provisions of your registration rights agreement continue to be covered by the registration statement.

Summary
2. While we note your response to comment 3 of our letter dated
July
27, 2006, please expand the revisions you have made to include quantified information regarding the impact of your restatement on your financial statements. Additionally, we note from your amended
10-QSB for the period ended April 30, 2006, that as a result of the restatement, your management has concluded that disclosure controls and procedures were not effective as of the end of the period covered by that report. Revise your summary section to discuss this, as well as to discuss the corrective measures you have taken in response to this finding and an estimate of when you believe any identified deficiencies in your disclosure controls and procedures will be remedied.

Notes to Financial Statements, page F-9
Note 1. Principles of Consolidation, Business and Continued
Operations, page F-9
3. We note your response to our prior comment 10 and require further information. It appears to us that the consolidation of TSP is material to the company`s consolidated revenues. Since you indicated that you believe consolidation is appropriate under FIN 46R, please provide us with a full analysis of why consolidation is proper under this interpretation. Address specifically:
o If TSP is a variable interest under the scope of FIN 46R;
o How the residual returns of the entity are divided after Rim receives their costs incurred under the preferential distribution;
o If the voting rights are proportional to the economic risks and rewards


Note 14. Stockholders` Equity (Deficiency), page F-26
4. Your response to our prior comment 11 indicates you considered all warrants and options outstanding at the date of the debenture funding and concluded that the fair value of those instruments was not material in any of the reporting periods since May 2005. Please provide us with a full analysis of the materiality supporting your conclusion. Please fully assess the materiality of such issuances as of July 31, 2005, October 31, 2005, January 31, 2006 and April 30, 2006.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or Ivette Leon, Review Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Advisor at
(202) 551-3325 or me at (202) 551-3454 with any other questions.


      Sincerely,



							Sara Kalin
							Legal Branch Chief
Brad Ketch
Rim Semiconductor Company
August 9, 2006
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